================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                             _______________________


                                   FORM 11-K


             [  X  ]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1995

                                       OR

           [     ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         EMPLOYEES' THRIFT PLAN OF THE

                         TEXAS UTILITIES COMPANY SYSTEM


                           Commission File No. 1-3591

                            ________________________


                            TEXAS UTILITIES COMPANY


             Energy Plaza, 1601 Bryan Street, Dallas, Texas  75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


================================================================================

                               TABLE OF CONTENTS

                                                                                                   Page
                                                                                                   ----
FINANCIAL STATEMENTS

    The following statements are furnished for the Plan:

        Statement of Net Assets Available for Benefits,
          December 31, 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1

        Statement of Net Assets Available for Benefits,
          December 31, 1994   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2

        Statement of Changes in Net Assets Available for Benefits,
          for the Year Ended December 31, 1995  . . . . . . . . . . . . . . . . . . . . . . . .      3

        Statement of Changes in Net Assets Available for Benefits,
          for the Year Ended December 31, 1994  . . . . . . . . . . . . . . . . . . . . . . . .      4

        Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5

        Supplemental Schedules:

          Schedule of Assets Held for Investment Purposes,
             December 31, 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12

          Schedule of Reportable Transactions for the Year Ended
             December 31, 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     16

INDEPENDENT AUDITORS' REPORT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17

EXHIBITS

    The following exhibit is filed herewith:

        Independent Auditors' Consent . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     19

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                                  Bond        Interest     Equity
                                                                     Common       Index        Income      Income
                                                       TOTAL          Stock       Fund          Fund        Fund
                                                    ------------   -----------  ---------   -----------  -----------
ASSETS
   Investments - at fair value (Notes 3 and 4):
     Common Stock of Texas Utilities Company  . .   $499,188,126   $499,188,126 $       --  $        --  $        --
     Mutual funds   . . . . . . . . . . . . . . .    112,611,238             --  9,265,513           --   39,313,479
     Guaranteed contracts   . . . . . . . . . . .     40,785,338             --         --   40,785,338           --
     Money market funds   . . . . . . . . . . . .      3,423,868        779,144         --    2,644,724           --
     FNMA/FHLMC*  . . . . . . . . . . . . . . . .     13,626,349             --         --   13,626,349           --
     Participant loans receivable   . . . . . . .      7,747,105      3,725,038    308,639      874,825      614,345
                                                    ------------   ------------ ----------  -----------  -----------
            Total investments . . . . . . . . . .    677,382,024    503,692,308  9,574,152   57,931,236   39,927,824
   Cash . . . . . . . . . . . . . . . . . . . . .      1,721,274             --         --    1,554,273       46,102
   Contributions receivable from
     Employer-corporations                             3,271,461      1,349,647    116,403      438,692      381,647
   Dividends receivable . . . . . . . . . . . . .      9,473,842      9,473,842         --           --           --
   Interest receivable  . . . . . . . . . . . . .         91,445          8,988         --       82,457           --
                                                    ------------   ------------ ----------  -----------  -----------
     Total assets   . . . . . . . . . . . . . . .    691,940,046    514,524,785  9,690,555   60,006,658   40,355,573

LIABILITIES
   Note payable (Note 3)  . . . . . . . . . . . .    250,000,000    250,000,000         --           --           --
   Accrued interest payable . . . . . . . . . . .      5,654,375      5,654,375         --           --           --
                                                    ------------   ------------ ----------  -----------  -----------
            Total liabilities . . . . . . . . . .    255,654,375    255,654,375         --           --           --


NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . .   $436,285,671   $258,870,410 $9,690,555  $60,006,658  $40,355,573
                                                    ============   ============ ==========  ===========  ===========

                                                       Equity                   Equity
                                                       Index      Balanced      Growth
                                                        Fund        Fund         Fund
                                                    ----------  -----------  -----------
ASSETS
   Investments - at fair value (Notes 3 and 4):
     Common Stock of Texas Utilities Company  . .   $        -- $        --  $        --

     Mutual funds   . . . . . . . . . . . . . . .    13,926,893  15,936,106   34,169,247
     Guaranteed contracts   . . . . . . . . . . .            --          --           --
     Money market funds   . . . . . . . . . . . .            --          --           --
     FNMA/FHLMC*  . . . . . . . . . . . . . . . .            --
     Participant loans receivable   . . . . . . .       424,752     573,326    1,226,180
                                                    ----------- -----------  -----------
            Total investments . . . . . . . . . .    14,351,645  16,509,432   35,395,427
   Cash . . . . . . . . . . . . . . . . . . . . .        36,199          --       84,700
   Contributions receivable from                        236,311     176,114      572,647
     Employer-corporations
   Dividends receivable . . . . . . . . . . . . .            --          --           --
   Interest receivable  . . . . . . . . . . . . .            --          --           --
                                                    ----------- -----------  -----------
     Total assets   . . . . . . . . . . . . . . .    14,624,155  16,685,546   36,052,774

LIABILITIES
   Note payable (Note 3)  . . . . . . . . . . . .            --          --           --
   Accrued interest payable . . . . . . . . . . .            --          --           --
                                                    ----------- -----------  -----------
            Total liabilities . . . . . . . . . .            --          --           --

NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . .   $14,624,155 $16,685,546  $36,052,774
                                                    =========== ===========  ===========


* Federal National Mortgage Association/Federal Home Loan Mortgage Corporation


               See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                                  Bond       Interest    Equity
                                                                     Common      Index        Income     Income
                                                        TOTAL         Stock       Fund         Fund       Fund
                                                    ------------  -----------  ---------   ----------  ------------
ASSETS
   Investments - at fair value (Notes 3 and 4):
     Common Stock of Texas Utilities Company  . .   $376,067,206  $376,067,206 $       --  $        --  $        --
     Mutual funds   . . . . . . . . . . . . . . .     71,498,883            --  7,522,604           --   25,329,111
     Guaranteed contracts   . . . . . . . . . . .     43,254,159            --         --   43,254,159           --
     Money market funds   . . . . . . . . . . . .      6,061,223       357,044         --    5,704,179           --
     FNMA   . . . . . . . . . . . . . . . . . . .      3,890,589            --         --    3,890,589           --
     Participant loans receivable   . . . . . . .      3,644,676     1,448,229    157,942      496,456      326,338
                                                    ------------  ------------ ----------  -----------  -----------
            Total investments . . . . . . . . . .    504,416,736   377,872,479  7,680,546   53,345,383   25,655,449
   Cash   . . . . . . . . . . . . . . . . . . . .        186,439       179,944         --           --           --
   Contributions receivable from
     Employer-corporations  . . . . . . . . . . .      3,725,694     1,902,701    124,228      428,580      323,922
   Dividends receivable . . . . . . . . . . . . .     10,633,250    10,633,250         --           --           --
   Interest receivable  . . . . . . . . . . . . .         35,583         9,189         --       26,394           --
                                                    ------------  ------------ ----------  -----------  -----------
            Total assets  . . . . . . . . . . . .    518,997,702   390,597,563  7,804,774   53,800,357   25,979,371

LIABILITIES
   Note payable (Note 3)  . . . . . . . . . . . .    250,000,000   250,000,000         --           --           --
   Accrued interest payable . . . . . . . . . . .      5,654,375     5,654,375         --           --           --
                                                    ------------  ------------ ----------  -----------  -----------
            Total liabilities . . . . . . . . . .    255,654,375   255,654,375         --           --           --
                                                    ------------  ------------ ----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . .   $263,343,327  $134,943,188 $7,804,774  $53,800,357  $25,979,371
                                                    ============  ============ ==========  ===========  ===========
                                                       Equity                    Equity
                                                        Index      Balanced      Growth
                                                        Fund         Fund         Fund
                                                    ----------   -----------  -----------
ASSETS
   Investments - at fair value (Notes 3 and 4):
     Common Stock of Texas Utilities Company  . .   $       --   $        --  $        --
     Mutual funds   . . . . . . . . . . . . . . .    7,113,169    11,444,419   20,089,580
     Guaranteed contracts   . . . . . . . . . . .           --            --           --
     Money market funds   . . . . . . . . . . . .           --            --           --
     FNMA   . . . . . . . . . . . . . . . . . . .           --            --           --
     Participant loans receivable   . . . . . . .      219,629       369,074      627,008
                                                    ----------   -----------  -----------
            Total investments . . . . . . . . . .    7,332,798    11,813,493   20,716,588
   Cash   . . . . . . . . . . . . . . . . . . . .          135            --        6,360
   Contributions receivable from
     Employer-corporations  . . . . . . . . . . .      173,679       244,266      528,318
   Dividends receivable . . . . . . . . . . . . .           --            --           --
   Interest receivable  . . . . . . . . . . . . .           --            --           --
                                                    ----------   -----------  -----------
            Total assets  . . . . . . . . . . . .    7,506,612    12,057,759   21,251,266

LIABILITIES
   Note payable (Note 3)  . . . . . . . . . . . .           --            --           --
   Accrued interest payable . . . . . . . . . . .           --            --           --
                                                    ----------   -----------  -----------
            Total liabilities . . . . . . . . . .           --            --           --
                                                    ----------   -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . .   $7,506,612   $12,057,759  $21,251,266
                                                    ==========   ===========  ===========


               See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                                  Bond        Interest      Equity
                                                                     Common       Index        Income       Income
                                                        TOTAL        Stock        Fund          Fund         Fund
                                                    ------------   ------------ ----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR  . . . . . . . . . . . . . .   $263,343,327  $134,943,188 $7,804,774   $53,800,357   $25,979,371

ADDITIONS
   Income:
     Dividends  . . . . . . . . . . . . . . . . .     39,556,096    33,850,912    562,969            --     2,127,587
     Interest:
        Investments . . . . . . . . . . . . . . .      4,331,231        85,034         --     4,246,197            --
        Loans . . . . . . . . . . . . . . . . . .        475,198       215,119     15,764        57,759        46,944
                                                    ------------  ------------ ----------   -----------   -----------
            Total income  . . . . . . . . . . . .     44,362,525    34,151,065    578,733     4,303,956     2,174,531

   Contributions:
     Participating employees' savings   . . . . .     35,876,233    12,094,795  1,488,302     5,735,565     4,416,107
     Employer-corporations
        (less forfeitures of $36,683) . . . . . .     11,779,163    11,779,163         --            --            --
                                                    ------------  ------------ ----------   -----------   -----------
            Total contributions . . . . . . . . .     47,655,396    23,873,958  1,488,302     5,735,565     4,416,107

   Net appreciation in fair value of
    investments . . . . . . . . . . . . . . . . .    125,299,122   107,014,981    739,765            --     7,360,769
                                                    ------------  ------------ ----------   -----------   -----------

            Total additions . . . . . . . . . . .    217,317,043   165,040,004  2,806,800    10,039,521    13,951,407

DEDUCTIONS
   Distributions to withdrawing participants  . .     19,414,635    11,352,113    338,354     4,808,494     1,333,178
   Interest expense and other fees (Note 3) . . .     24,960,064    24,867,339         --        92,725            --
                                                    ------------  ------------ ----------   -----------   -----------

            Total deductions  . . . . . . . . . .     44,374,699    36,219,452    338,354     4,901,219     1,333,178

TRANSFERS FOR REINVESTMENTS --  Net . . . . . . .             --    (4,893,330)  (582,665)    1,067,999     1,757,973
                                                    ------------  ------------ ----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR  . . . . . . . . . . . . . . . . .   $436,285,671  $258,870,410 $9,690,555   $60,006,658   $40,355,573
                                                    ============  ============ ==========   ===========   ===========
                                                         Equity                    Equity
                                                         Index       Balanced      Growth
                                                          Fund         Fund         Fund
                                                      -----------   -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR  . . . . . . . . . . . . . .     $ 7,506,612   $12,057,759  $21,251,266

ADDITIONS
   Income:
     Dividends  . . . . . . . . . . . . . . . . .         296,750     1,265,389    1,452,489
     Interest:
        Investments . . . . . . . . . . . . . . .              --            --           --
        Loans . . . . . . . . . . . . . . . . . .          27,088        30,491       82,033
                                                      -----------   -----------  -----------
            Total income  . . . . . . . . . . . .         323,838     1,295,880    1,534,522

   Contributions:
     Participating employees' savings   . . . . .       2,511,093     2,928,709    6,701,662
     Employer-corporations
       (less forfeitures of $36,683)  . . . . . .              --            --           --
                                                      -----------   -----------  -----------
            Total contributions . . . . . . . . .       2,511,093     2,928,709    6,701,662

   Net appreciation in fair value of
    investments . . . . . . . . . . . . . . . . .       2,776,470     1,356,448    6,050,689
                                                      -----------   -----------  -----------

            Total additions . . . . . . . . . . .       5,611,401     5,581,037   14,286,873

DEDUCTIONS
   Distributions to withdrawing participants  . .         245,038       408,029      929,429
   Interest expense and other fees (Note 3) . . .              --            --           --
                                                      -----------   -----------  -----------

            Total deductions  . . . . . . . . . .         245,038       408,029      929,429

TRANSFERS FOR REINVESTMENTS --  Net . . . . . . .       1,751,180      (545,221)   1,444,064
                                                      -----------   -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR  . . . . . . . . . . . . . . . . .     $14,624,155   $16,685,546  $36,052,774
                                                      ===========   ===========  ===========


               See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                     Bond       Interest      Equity
                                                                      Common        Index        Income       Income
                                                        TOTAL          Stock         Fund         Fund         Fund
                                                    ------------   ------------  ----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR  . . . . . . . . . . . . . .   $351,312,680   $239,073,564  $6,584,276   $45,468,614   $22,583,184

ADDITIONS (REDUCTIONS)
   Income:
     Dividends  . . . . . . . . . . . . . . . . .     39,835,470     35,490,230     474,721            --     2,382,317
     Interest:
        Investments . . . . . . . . . . . . . . .      3,849,474         61,372          --     3,788,102            --
        Loans . . . . . . . . . . . . . . . . . .        131,833         50,777       5,585        18,944        13,773
                                                    ------------   ------------  ----------   -----------   -----------
            Total income  . . . . . . . . . . . .     43,816,777     35,602,379     480,306     3,807,046     2,396,090

   Contributions:
     Participating employees' savings   . . . . .     34,662,008     11,869,239   1,693,673     5,075,508     3,885,922
     Employer-corporations
        (less forfeitures of $84,265) . . . . . .      7,761,346      7,761,346          --            --            --
                                                    ------------   ------------  ----------   -----------   -----------
            Total contributions . . . . . . . . .     42,423,354     19,630,585   1,693,673     5,075,508     3,885,922

   Net depreciation in fair value of
     investments  . . . . . . . . . . . . . . . .   (130,695,901)  (125,125,172)   (631,415)           --    (2,340,764)
                                                    ------------   ------------  ----------   -----------   -----------

            Total additions (reductions)  . . . .    (44,455,770)   (69,892,208)  1,542,564     8,882,554     3,941,248

DEDUCTIONS
   Distributions to withdrawing participants  . .     18,560,713     11,741,640     419,043     3,694,045     1,375,137
   Interest expense and other fees (Note 3) . . .     24,952,870     24,867,309          --        85,561            --
                                                    ------------   ------------  ----------   -----------   -----------

            Total deductions  . . . . . . . . . .     43,513,583     36,608,949     419,043     3,779,606     1,375,137

TRANSFERS FOR REINVESTMENTS --  Net . . . . . . .             --      2,370,781      96,977     3,228,795       830,076
                                                    ------------   ------------  ----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR  . . . . . . . . . . . . . . . . .   $263,343,327   $134,943,188  $7,804,774   $53,800,357   $25,979,371
                                                    ============   ============  ==========   ===========   ===========
                                                        Equity                   Equity     Unallocated
                                                        Index      Balanced      Growth      Assets -
                                                         Fund        Fund         Fund         SESCO
                                                     ----------   -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR  . . . . . . . . . . . . . .    $5,169,864   $10,387,074  $15,325,492  $ 6,720,612

ADDITIONS (REDUCTIONS)
   Income:
     Dividends  . . . . . . . . . . . . . . . . .       241,995       345,998      900,209           --
     Interest:
        Investments . . . . . . . . . . . . . . .            --            --           --           --
        Loans . . . . . . . . . . . . . . . . . .         7,699        10,849       24,206           --
                                                     ----------   -----------  -----------  -----------
            Total income  . . . . . . . . . . . .       249,694       356,847      924,415

   Contributions:
     Participating employees' savings   . . . . .     2,166,789     3,317,053    6,653,824           --
     Employer-corporations  --
       (less forfeitures of $84,265)  . . . . . .            --            --           --           --
                                                     ----------   -----------  -----------  -----------
            Total contributions . . . . . . . . .     2,166,789     3,317,053    6,653,824           --

   Net depreciation in fair value of
     investments  . . . . . . . . . . . . . . . .      (169,729)     (940,999)  (1,487,822)          --
                                                     ----------   -----------  -----------  -----------

            Total additions (reductions)  . . . .     2,246,754     2,732,901    6,090,417           --

DEDUCTIONS
   Distributions to withdrawing participants  . .       252,273       396,041      682,534           --
   Interest expense and other fees (Note 3) . . .            --            --           --           --
                                                     ----------   -----------  -----------  -----------

            Total deductions  . . . . . . . . . .       252,273       396,041      682,534           --

TRANSFERS FOR REINVESTMENTS --  Net . . . . . . .       342,267      (666,175)     517,891   (6,720,612)
                                                     ----------   -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR  . . . . . . . . . . . . . . . . .    $7,506,612   $12,057,759  $21,251,266  $        --
                                                     ==========   ===========  ===========  ===========





               See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

      The following description of the Employees' Thrift Plan of the Texas Utilities Company System (Plan) is provided for general information purposes only. Reference is made to the Plan document for more complete information.

      General -- The Plan is a defined contribution plan established in 1968 by Texas Utilities Company and its subsidiaries (Employer-corporations). The Employees' Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and manages the assets of the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision. (See Note 3.) The Plan was again amended effective as of January 1, 1993. Such amendments to the Plan, among other things, established a pre-tax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      The plan is intended to be a participant directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations who meet certain eligibility requirements is entirely voluntary.

      The Plan includes seven investment options, or funds:

         o Common Stock of Texas Utilities Company (Common Stock) -- invests exclusively in Common Stock of Texas Utilities Company (Company);
         o Investment Grade Bond Index Fund (Bond Index Fund) -- purchases units in the Vanguard Bond Index Fund (Total Bond Market Portfolio);
         o Interest Income Fund -- invests in fixed-rate contracts with insurance companies and other financial institutions;
         o Equity Income Fund -- purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
         o Equity Index Fund -- purchases units in the Fidelity U.S. Equity Index Portfolio, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
         o Balanced Fund -- purchases units in the Hotchkis and Wiley Balanced Income Fund*, which consists primarily of investments in equity securities, fixed income securities and money market obligations; and
         o Equity Growth Fund -- purchases units in the IDS New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions.

*The Phoenix Balanced Fund Series was replaced with the Hotchkis & Wiley Balanced Income Fund effective as of December 29, 1995. The new balanced fund has basically the same investment strategies as the previous balanced fund.

      Eligibility, Participation and Employee Savings -- Any regular employee of an Employer-corporation is eligible to participate in the Plan after completion of at least six months of service prior to the date the employee's participation is to be effective. An eligible employee has completed six months of service after completing at least 500 hours of service during any six-month period.

      Under the Plan, except as limited by law, a participating employee may invest, through pre-tax salary deferrals (Salary Deferrals) or after tax payroll deductions (Payroll Deductions) each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment may also invest, through Salary Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings).

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Employees' Thrift Plan of the Texas Utilities Company System (Plan) is provided for general information purposes only. Reference is made to the Plan document for more complete information.

         General -- The Plan is a defined contribution plan established in 1968 by Texas Utilities Company and its subsidiaries (Employer-corporations). The Employees' Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and manages the assets of the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision. (See Note 3.) The Plan was again amended effective as of January 1, 1993. Such amendments to the Plan, among other things, established a pre-tax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         The plan is intended to be a participant directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations who meet certain eligibility requirements is entirely voluntary.

         The Plan includes seven investment options, or funds:

                 - Common Stock of Texas Utilities Company (Common Stock) -- invests exclusively in Common Stock of Texas Utilities Company (Company);
                 - Investment Grade Bond Index Fund (Bond Index Fund) -- purchases units in the Vanguard Bond Index Fund (Total Bond Market Portfolio);
                 - Interest Income Fund -- invests in fixed-rate contracts with insurance companies and other financial institutions;
                 - Equity Income Fund -- purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
                 - Equity Index Fund -- purchases units in the Fidelity U.S. Equity Index Portfolio, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
                 - Balanced Fund -- purchases units in the Hotchkis and Wiley Balanced Income Fund*, which consists primarily of investments in equity securities, fixed income securities and money market obligations; and
                 - Equity Growth Fund -- purchases units in the IDS New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions.

*The Phoenix Balanced Fund Series was replaced with the Hotchkis & Wiley Balanced Income Fund effective as of December 29, 1995. The new balanced fund has basically the same investment objectives as the previous balanced fund.

         Eligibility, Participation and Employee Savings -- Any regular employee of an Employer-corporation is eligible to participate in the Plan after completion of at least six months of service prior to the date the employee's participation is to be effective. An eligible employee has completed six months of service after completing at least 500 hours of service during any six-month period.

         Under the Plan, except as limited by law, a participating employee may invest, through pre-tax salary deferrals (Salary Deferrals) or after tax payroll deductions (Payroll Deductions) each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment may also invest, through Salary Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings).

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

      Employer Matching Contributions -- Matching contributions to participant accounts by the Employer-corporations are made based on the participants' Basic Employee Savings and years of service as follows:

            Less than 10 years   . . . . . . . . . . . . . . . . . . 40%
            10 years but less than 25 years  . . . . . . . . . . . . 50%
            25 years or more   . . . . . . . . . . . . . . . . . . . 60%

      No employer contributions are made with respect to Supplemental Employee Savings.

      Investment of Funds -- All employer matching contributions, except as provided below, are invested in Common Stock of the Company; however, each participant has the following expanded options with respect to the investment of Basic and Supplemental Employee Savings:

      100% in Common Stock;
      100% in Bond Index Fund;
      100% in Interest Income Fund;
      100% in Equity Income Fund;
      100% in Equity Index Fund;
      100% in Balanced Fund;
      100% in Equity Growth Fund; and
      Multiples (in 10% increments) of the investment options listed above.

      A participant may change selected investment options for Employee Savings as often as once a quarter by liquidating the investments attributable to Basic and Supplemental Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

      A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer contributions account (reduced by amounts previously so diversified) in the same proportion as the participant may diversify such Basic and Supplemental Employee Savings. At age 60, a participant may annually diversify up to 50% of such employer contributions account (reduced by amounts previously so diversified).

      Unit Values -- Participants do not have beneficial ownership in specific securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

      Voting of Common Stock -- Each participant may give the Trustee confidential written instructions with respect to the voting, at any meeting of shareholders, of the Common Stock allocated to the participant's account. Effective January 1, 1993, the unallocated Common Stock held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee in its discretion unless otherwise directed pursuant to a voting procedure agreement. Prior to January 1, 1993, the Trustee was required to vote any unallocated Common Stock, as well as any Common Stock held in a participant's account where the Trustee had not received written voting instructions from the participant at least ten days prior to the date of the meeting at which the vote was to be taken, provided that unallocated Common Stock held pursuant to the leveraged employee stock ownership component of the Plan would be voted by

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

the Trustee, to the extent permitted by law, in the same proportion as the Common Stock allocated to participants' accounts was voted. There was no change in the voting requirements for allocated shares where the Trustee was not provided voting instructions by the participant.

      Withdrawal from the Plan -- A participant may withdraw a portion of Basic and Supplemental Employee Savings without necessitating a total withdrawal from the Plan and may exercise the limited privilege of partial withdrawal at any time after twelve months of participation in the Plan. Partial withdrawal may be in any amount up to 90% of the current value of the participant's Basic and Supplemental Employee Savings, or 90% of market value, whichever is less. A further partial withdrawal by a participant may not be made until after the expiration of twelve months following the last previous partial withdrawal.

      In the event of a partial withdrawal, such amount will be paid to the participant in cash or in shares of Common Stock to the extent such stock is held in the participant's account for Basic and Supplemental Employee Savings, at the option of the participant. No partial withdrawal may be made of Elective Deferrals, Rollover Contributions, Employer matching contributions, or income from such deferrals or contributions. A participant may repay to the Trustee the amounts of any partial withdrawal made after January 1, 1976, at any time. Partial withdrawal by a participant does not terminate participation in the Plan.

      A participant may withdraw entirely from the Plan at any time even though the participant continues in the employ of an Employer-corporation, except that Elective Deferrals and Rollover Contributions cannot be withdrawn until age 59-1/2. Following total withdrawal, an employee will be ineligible to contribute payroll deductions to the Plan for a period of twelve months. Total withdrawal is also available upon termination of employment. In the event of total withdrawal, that portion of the participant's account which was derived from Basic and Supplemental Employee Savings will be distributed in full to the participant or, in case of death, to the participant's beneficiary. However, if a participant, upon termination of employment, does not consent to a distribution of all accounts, and the aggregate value of such accounts exceeds $3,500, such accounts shall remain invested in the Plan until distribution.

      In the event of total withdrawal due to participant's retirement or due to permanent and total disability or death of the participant, that portion of the participant's account which was derived from employer matching contributions will also be distributed in full to the participant or, in case of death, to the participant's beneficiary.

      In the event of total withdrawal by a participant who continues in the employ of an Employer-corporation and has a vested interest of less than 50% of employer matching contributions, or terminates employment due to reasons other than those discussed above, that portion of the participant's account which was derived from employer matching contributions shall be distributed to the participant only to the extent shown in the following Vesting Schedule which is dependent upon the participant's years of service:

   Years of                                             Percentage of Total
    Service                                            Employer Contributions
   --------                                            ----------------------

   Under   3     . . . . . . . . . . . . . . . . . .           None
       3         . . . . . . . . . . . . . . . . . .            30%
       4         . . . . . . . . . . . . . . . . . .            40%
       5         . . . . . . . . . . . . . . . . . .            60%
       6         . . . . . . . . . . . . . . . . . .            80%
       7         . . . . . . . . . . . . . . . . . .           100%

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

      Participants making withdrawals, other than partial withdrawals, may choose from the following optional forms of payment: (a) shares of Common Stock and/or publicly traded Fund units (to the extent permitted by the Fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of (a) and (b).

      After a distribution in accordance with the above Vesting Schedule, any remainder of employer matching contributions in the participant's account is forfeited and used by the Employer-corporation to reduce the amount of future employer contributions.

      In the event of a total withdrawal made after January 1, 1976, by a participant who is not 100% vested, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

      In addition, participants may, after meeting certain qualifications as defined by the Internal Revenue Service (IRS), withdraw a portion of their vested 401(k) account balance based on a hardship qualification.

      Federal Income Taxes - The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust established thereunder is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.

      Based on the Code and regulations issued pursuant thereto:

        (a) Employer contributions under the Plan, and dividends, interest and other income from Trust Assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

        (b) Basic and Supplemental Employee Savings made by Payroll Deduction are not deductible on the participant's federal income tax return.

        (c) Basic and Supplemental Employee Savings which are Employee Elective Deferrals reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

        (d) Partial withdrawal of employee savings which were contributed to the Plan through Payroll Deductions prior to January 1, 1987, represent a return of employee savings and are not taxable to the participant when withdrawn. Partial withdrawals of employee savings which were contributed to the Plan through Payroll Deductions after December 31, 1986, are considered to include, for income tax purposes, an amount of taxable income.

        (e) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less Basic and Supplemental Employee Savings made by Payroll Deduction. However, if the total withdrawal meets the lump sum distribution requirements of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

        (f) The taxable amount of a total or partial withdrawal may generally be rolled over to an Individual Retirement Account (IRA) or other qualified plan and payment of taxes may thereby be deferred, subject to automatic income tax withholding of twenty percent (20%) on amounts not distributed in Common Stock.

        (g) The taxable amount of an account, subject to total and partial withdrawal provisions, can be transferred directly to an IRA or other qualified plan and payment of taxes may thereby be deferred.

        Participants are encouraged to determine the effect on their federal income tax liability of receiving distributions from the Plan.

        Other Events -- The Savings Plan and Trust Agreement for Employees of Southwestern Electric Service Company (SESCO Plan) was merged into the Plan effective January 1, 1994. However, the SESCO Plan was actually liquidated and all remaining assets were transferred to the Plan on December 29, 1993. Such assets were invested by individual participants effective January 4, 1994.
Such event had no material effect on the Plan.

        Amendment, Modification, Suspension and Termination -- It is the intention of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon thirty days notice.

        In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Basic and Supplemental Employee Savings or employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Valuation of Investment Securities -- Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund insurance contracts and the financial institution investment contracts are valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:

Contract Value of assets:                                   $57,931,236
Fair Value of assets:                                       $59,247,552
Average Yield of assets on 12/31/95:                        7.50%
Return on assets for 12 months ending 12/31/95:             7.84%

The average yield of assets on 12/31/94 was 7.92%. The return on assets for 12 months ending 12/31/94 was 7.94%.

        Expenses -- All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Employer-corporations.

        Reclassification -- Certain financial statement items have been reclassified to conform to the current year presentation.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

3. LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

        In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 in the form of a note payable from an outside lender and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 1995 and 1994, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 5,839,521 unallocated shares held by the Trustee at December 31, 1995.

        The LESOP shares are held by the Trustee until released and allocated to participants' accounts proportionally based on current debt service payments including interest to total debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 1995 Plan year the number of LESOP shares released and allocated to participant accounts was 231,865 and during the 1994 plan year the number of LESOP shares released and allocated to participant accounts was 231,865 and 263,758, respectively.

4. PARTICIPANT LOANS

        The Plan includes a loan feature allowing participants to borrow from their pretax employee savings and rollover accounts and repay the loan with after-tax payroll deductions. Participants are eligible to borrow up to 50% of their vested pretax and rollover account balances, including Company matching contributions, with the minimum amount of a loan being $1,000 and the maximum being $50,000. Participants may repay the loan back into their account(s) over a period from 1 to 5 years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

5. UNIT VALUES

        Units in each fund at December 31, 1995 and 1994, and net asset value per unit, are presented below. Net asset value per share for Common Stock excludes amounts for the market value of unreleased LESOP shares and the related note payable.

                                                 1995                    1994
                                                 ----                    ----
    Common Stock:
       Number of shares                       6,342,039               5,682,017
       Net asset value per share*                $42.49                  $33.55

    Bond Index Fund:
       Number of shares                         913,944                 820,349
       Net asset value per share                 $10.60                   $9.51

    Interest Income Fund:
       Number of units                       12,209,131              11,786,176
       Net asset value per unit                   $4.91                   $4.56

    Equity Income Fund:
       Number of shares                       1,000,670                 825,054
       Net asset value per share                 $40.33                  $31.49

    Equity Index Fund:
       Number of shares                         612,080                 420,649
       Net asset value per share                 $23.89                  $17.85

    Balanced Fund**:
       Number of shares                         893,780                 771,707
       Net asset value per share                 $18.67                  $15.62

    Equity Growth Fund:
       Number of shares                       1,978,528               1,511,632
       Net asset value per share                 $18.22                  $14.06

       ________________________________
      * The calculation of net asset value per share for Common Stock includes the value of the LESOP note net of the value of the unallocated LESOP shares.
      ** The 1994 information is related to the Phoenix Balanced Fund Series while the 1995 information is related to the Hotchkis & Wiley Balanced Income Fund.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM -- SUPPLEMENTAL SCHEDULES

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                             Description of Investment,
Identity of Issue,           Including Collateral, Rate of
Borrower, Lessor,            Interest, Maturity Date, Shares,
or Similar Party             Units, Par or Maturity Value                        Cost              Fair Value(3)
- -----------------------      --------------------------------                    ----              -------------
                                                                                        (Dollars)
COMMON STOCK

Common Stock
- ------------
Texas Utilities
Company(1)                   12,175,320 shares                                $421,718,627         $499,188,126

Money Market Funds
- ------------------
Mellon Bank, N.A.(1)         Cash management fund -
                             637,998 units                                         637,998             779,144

Other
- -----
Participant Loans
Receivable2nd power          3,725,038 units                                     3,725,038            3,725,038
                                                                              ------------         ------------
         TOTAL COMMON STOCK                                                    426,081,663          503,692,308
                                                                              ------------         ------------

BOND INDEX FUND

Vanguard Bond Index
  Fund Group                 913,944 units                                       8,952,076            9,265,513

Participant Loans
Receivable(2)                308,639 units                                         308,639              308,639
                                                                              ------------         ------------

         TOTAL BOND INDEX FUND                                                   9,260,715            9,574,152
                                                                              ------------         ------------

INTEREST INCOME FUND

Value of Interest in Pooled Separate Accounts
- ---------------------------------------------
Allstate Life Insurance
Company                      Contract No. GA-5019, 9%, due 1996                  1,214,044            1,214,044

Allstate Life Insurance
Company                      Contract No. GA-5101, 8.75%, due 1996               4,546,432            4,546,432

Allstate Life Insurance
Company                      Contract No. GA-5138, 8.55%, due 1996               2,331,086            2,331,086

Allstate Life Insurance
Company                      Contract No. GA-5183, 8.53%, due 1996               2,269,736            2,269,736

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM -- SUPPLEMENTAL SCHEDULES

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                             Description of Investment,
Identity of Issuer,          Including Collateral, Rate of
Borrower, Lessor,            Interest, Maturity Date, Shares,
or Similar Party             Units, Par or Maturity Value                         Cost            Fair Value(3)
- -----------------------      --------------------------------                     ----            -------------
                                                                                         (Dollars)

Safeco Life
Insurance Company            Contract No. LP-1052795, 6.09%, due 2000        $   2,518,353        $   2,518,353

New York Life
Insurance Company            Contract No. GA-30186, 8.04%, due 1998              2,694,392            2,694,392

Hartford Life
Insurance Company            Contract No. GA-9190, 8.80%, due 1997               2,306,870            2,306,870

Hartford Life
Insurance Company            Contract No. GA-9260, 7.92%, due 1997               2,751,723            2,751,723

Hartford Life
Insurance Company            Contract No. GA-9283, 7.57%, due 1997               2,113,401            2,113,401

Metropolitan Life
Insurance Company            Contract No. GAC-18567-B, 9.35%, due 1998           2,410,095            2,410,095

Metropolitan Life
Insurance Company            Contract No. 18563-B, 8.45%, due 1998               2,176,192            2,176,192

Ohio National Life
Insurance Company            Contract No. GA-5367, 8.12%, due 1997               3,407,372            3,407,372

Principal Mutual Life
Insurance Company            Contract No. 4-1498, 6.50%, due 1997                1,323,416            1,323,416

Provident National
Assurance Company            Contract No. 027-05094, 7.86%, due 1997             1,638,146            1,638,146

Provident National
Assurance Company            Contract No. 027-05094-02A, 7.60%, due 1997         2,393,384            2,393,384

Travelers
Insurance Company            Contract No. GR15815, 8.42%, due 1997               1,154,536            1,154,536

Travelers
Insurance Company            Contract No. GR-15713, 8.59%, due 1996              3,536,160            3,536,160

                                                                             -------------        -------------
         Total Value of Interest in Pooled Separate Accounts                    40,785,338           40,785,338

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM -- SUPPLEMENTAL SCHEDULES

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                             Description of Investment,
Identity of Issuer,          Including Collateral, Rate of
Borrower, Lessor,            Interest, Maturity Date, Shares,
or Similar Party             Units, Par or Maturity Value                        Cost             Fair Value(3)
- -----------------------      --------------------------------                    ----             -------------
                                                                                        (Dollars)

Money Market Funds
- ------------------
Mellon Bank, N.A.(1)         Cash management fund -
                             2,644,724 units                                 $   2,644,724        $   2,644,724

United States Government Obligations
- ------------------------------------
FNMA/FHLMC                   14,000,000 units                                   13,626,349           13,626,349

Other
- -----
Participant Loans
Receivable(2)                   874,825 units                                      874,825              874,825
                                                                             -------------        -------------
         TOTAL INTEREST INCOME FUND                                             57,931,236           57,931,236
                                                                             -------------        -------------

EQUITY INCOME FUND

Fidelity Equity -
Income Fund                   1,000,670 units                                   28,518,864           39,313,479

Participant Loans
Receivable(2)                   614,345 units                                      614,345              614,345
                                                                             -------------        -------------
         TOTAL EQUITY INCOME FUND                                               29,133,209           39,927,824
                                                                             -------------        -------------

EQUITY INDEX FUND

Fidelity Equity
Index Fund                      612,080 units                                   11,045,236           13,926,893

Participant Loans
Receivable(2)                   424,752 units                                      424,752              424,752
                                                                             -------------        -------------
         TOTAL EQUITY INDEX FUND                                                11,469,988           14,351,645
                                                                             -------------        -------------

BALANCED FUND

Hotchkis and Wiley Balanced Income Fund                                         15,936,106           15,936,106
                                893,780 units

Participant Loans
Receivable(2)                   573,326 units                                      573,326              573,326
                                                                             -------------        -------------
         TOTAL BALANCED FUND                                                    16,509,432           16,509,432
                                                                             -------------        -------------


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM -- SUPPLEMENTAL SCHEDULES

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                             Description of Investment,
Identity of Issuer,          Including Collateral, Rate of
Borrower, Lessor,            Interest, Maturity Date, Shares,
or Similar Party             Units, Par or Maturity Value                        Cost             Fair Value(3)
- -----------------------      --------------------------------                    ----             -------------
                                                                                      (Dollars)

EQUITY GROWTH FUND

IDS New Dimensions
Fund                         1,978,528 units                                  $ 27,289,551         $ 34,169,247

Participant Loans
Receivable(2)                1,226,180 units                                     1,226,180            1,226,180
                                                                              ------------         ------------
         TOTAL EQUITY GROWTH FUND                                               28,515,731           35,395,427
                                                                              ------------         ------------
                             TOTAL ALL FUNDS                                  $578,901,974         $677,382,024
                                                                              ============         ============

(1) Party-in-Interest

(2) The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%. During 1995, the rate of interest charged ranged from 10.5% to 11.00%. Maturities range from 1 to 5 years for general purpose loans and up to 15 years for a primary home loan.

(3) Fair value for the Interest Income Fund is based on contract value.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM -- SUPPLEMENTAL SCHEDULES

ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets.

                                                                                               Current Value
                                                                                                  of Asset
Identity of        Description      Purchase      Selling    Expense Incurred     Cost of      on Transaction
Party Involved       of Asset         Price        Price     With Transaction      Asset            Date        Net Gain
- --------------     ------------     ---------     -------    ----------------     -------     ---------------- ----------
Exceeding 5%
of Plan Assets (in
the Aggregate):

                    TU Company
Various               Stock        33,039,027           --          --           33,039,027     33,039,027            --

                    TU Company
Various               Stock                --   16,621,807          --           16,460,978     16,621,807       160,829

                     Phoenix
Mellon               Balanced
Bank-N.A.          Fund Series             --   17,847,105          --           17,044,034     17,847,105       803,071


Individually
Exceeding 5%
of Plan Assets:

                     Phoenix
Mellon               Balanced
Bank-N.A.          Fund Series             --   15,936,106          --           15,179,784     15,936,106       756,322

                Hotchkis and Wiley
Mellon               Balanced
Bank-N.A.          Income Fund     15,936,106           --          --           15,936,106     15,936,106            --

INDEPENDENT AUDITORS' REPORT


Employees' Thrift Plan Committee
Employees' Thrift Plan of the
   Texas Utilities Company System:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of the Texas Utilities Company System (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1995, and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Dallas, Texas
June 25, 1996

                     ___________________________________

                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        EMPLOYEES' THRIFT PLAN OF THE
                                        TEXAS UTILITIES COMPANY SYSTEM


                                        By       /s/ James H. Scott
                                          -----------------------------------
                                             James H. Scott, Secretary
                                           Employees' Thrift Plan Committee





June 27, 1996

                                 EXHIBIT INDEX

Exhibit
  No.          Description
- -------        -----------

   23          Independent Auditors' Consent of Deloitte & Touche LLP